

February 14, 2011

Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
180 Maiden Lane
New York, New York 10038

> **Re:** **American International Group, Inc.**
> **Form 8-K**
> **Filed February 9, 2011**
> **File No. 001-8787**

Dear Mr. Benmosche:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 8.01

1. For the $4.1 billion charge that you expect to record in the fourth quarter of 2010, please provide us the following:
   - An analysis supporting why this change in estimate is appropriately recorded in the fourth quarter of 2010. Your analysis should address both why this amount is required under GAAP to present fairly your loss reserves at December 31, 2010 and why recognition in earlier periods was not required. We would expect this analysis to go into more detail than the disclosures, including those suggested in comment two below, that you intend to make in your December 31, 2010 Form 10-K.
   - A robust chronology of the events encompassing your annual comprehensive loss reserve review leading to your determination to record the $4.1 billion charge.

2. In the press release included as exhibit 99.1 of your filing, you refer to reserve strengthening occurring in four classes of business. In preparing your disclosures in

Management's Discussion and Analysis of your Form 10-K for the year ended December 31, 2010, please confirm to us that your disclosures will address the following with respect to the $4.1 billion 2010 fourth quarter charge by class of business:

    a. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained in the fourth quarter that led to the change in estimates in the fourth quarter of 2010. Ensure your explanation clarifies the timing of the change in estimate such as why recognition occurred in the period that it did and why recognition in earlier periods was not required.

    b. If applicable, describe management's policy for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by actuaries.

        1. Describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

        2. When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

    c. Disclose the nature of the individual components (e.g. type of business, year of business written etc.) of each class of business. To the extent that a class of business includes a component whose change in estimate is significant, please address the disclosures in a. and b. above by individual component in addition to class of business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant